Exhibit 12

WYNN RESORTS, LIMITED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Period from Inception to December 31, 2000(1)	Year Ended December 31,		Nine Months Ended September 30,		Period from Inception to September 30, 2003(1)
		2001(1)	2002(1)	2002(1)	2003(1)
	(in thousands, except per share amounts)
Pretax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(10,616)	(17,726)	(32,579)	(21,385)	(38,834)	(99,755)
Add: Fixed charges	6,344	35	15,420	787	69,821	91,620
Less: Interest capitalized	6,325	—	13,507	—	60,775	80,607

Earnings as adjusted	(10,597)	(17,691)	(30,666)	(20,598)	(29,788)	(88,742)

Interest expensed	17	28	1,897	781	9,031	10,973
Interest capitalized	6,325	—	13,507	—	60,775	80,607
Interest in rental expense	2	7	16	6	15	40

Total Fixed Charges	6,344	35	15,420	787	69,821	91,620

Earnings to Fixed Charges	(1.67)	(505.46)	(1.99)	(26.17)	(0.43)	(0.97)

Deficiency Amount	(16,941)	(17,726)	(46,086)	(21,385)	(99,609)	(180,362)

(1)	Wynn Resorts, Limited's earnings were insufficient to cover fixed charges by $16.9 million, $17.7 million, $46.1 million, $21.4 million, $99.6 million and $180.4 million for the period from inception to December 31, 2000, the years ended December 31, 2001 and 2002, the nine month periods ended September 30, 2002 and 2003, and the period from inception to September 30, 2003, respectively.